FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

      Pursuant to Rule 13a-16 or 15d-16 under the Securities
                              Exchange Act of 1934

                      For the period ending June 30, 2007
                        Commission File Number: 0-28542

                            ICTS International N.V.
                -----------------------------------------------
                (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F    X                  Form 40-F
                       -------                        -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes            No    X
                                   ------        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 9.01   Financial Statements

      1.    Consolidated Balance Sheets.

      2.    Condensed Consolidated Statements of Operations

                             ICTS INTERNATIONAL N.V
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                        June 30,    December 31,
                                                          2007          2006
                                                        --------    ------------
                                                          (US $ in thousands)
                                                          -------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ..........................   $1,623         $1,743
   Restricted cash and short-term investments .........                     665
   Accounts receivable - trade ........................   12,767         13,316
   Prepaid expenses ...................................    1,171          1,309
   Other current assets ...............................      698            411
   Current assets from discontinued operations ........                      75
                                                         ----------------------
     Total current assets                                $16,259        $17,519
INVESTMENTS:
   Investment in associated companies .................      177          2,513
   Restricted cash ....................................    5,812          3,500
   Other investment and long term receivables .........       98            380
                                                         ----------------------
                                                           6,087          6,393
PROPERTY AND EQUIPMENT:
   Cost ...............................................    4,810          4,933
   Less-accumulated depreciation ......................    3,588          3,548
                                                         ----------------------
                                                           1,222          1,385

GOODWILL ..............................................      314            314
                                                         ----------------------
OTHER ASSETS
   Other assets and intangible assets net
     of accumulated amortization ......................      378            889
   Non current assets from discontinued operations ....                      55
                                                         ----------------------
                                                             378            944
                                                         ----------------------
     Total assets                                        $24,260        $26,555
                                                         ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term bank credit .............................   $6,620         $5,132
   Current maturities of long-term loans ..............      190            154
   Account payable-trade ..............................    4,053          3,749
   Accrued expenses and other liabilities .............   13,463         20,214
   Current liabilities from discontinued operations ...    2,507          4,328
                                                         ----------------------
     Total current liabilities                           $26,833        $33,577
LONG-TERM LIABILITIES:
   Accrued severance pay ..............................       61             55
   Loan from related party ............................    6,088          2,652
   Long term liabilities, net of current maturities ...       90            160
   Net current liabilities from discontinued
     operations .......................................    7,772          9,113
                                                         ----------------------
     Total long-term liabilities                          14,011         11,980
                                                         ----------------------
     Total liabilities                                    40,844         45,557
                                                         ======================
SHAREHOLDERS' EQUITY (Deficiency)
   Share capital:
     Common shares, par value-0.45 Euro per share,
       17,000,000 shares authorized; 6,672,980
      outstanding shares ..............................    3,605          3,605
   Additional paid-in capital .........................   20,264         20,181
   Accumulated defecit ................................  (32,610)       (34,300)
   Accumulated other comprehensive loss ...............   (6,944)        (7,589)
                                                         ----------------------
                                                         (15,685)       (18,103)
   Treasury stock, 144,880 common shares, at cost .....     (899)          (899)
                                                         ----------------------
                                                         (16,584)       (19,002)
                                                         ----------------------
     Total liabilities and shareholders' equity          $24,260        $26,555
                                                         ======================

                             ICTS INTERNATIONAL N.V
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (US $ in thousands, except share and per share data)

                                              Six months ended  Six months ended
                                                30 June 2007      30 June 2006
                                              ----------------  ----------------

Revenues ......................................       $31,476          $28,383
Cost of revenues ..............................        27,946           26,274
                                                  ----------------------------
Gross profit ..................................         3,530            2,109
Impairment and amortization of
     intangible assets ........................           323              316
Selling, general and administrative
     expenses .................................         5,444            5,572
                                                  ----------------------------
Operating loss ................................        (2,237)          (3,779)
Interest and other financial income ...........           142              170
Interest and other financial expense ..........          (613)            (537)
Exchange rate differences .....................          (103)             (12)
Other income , net ............................         3,973              227
                                                  ----------------------------
Income (Loss) before income taxes .............         1,162           (3,931)
Income taxes ..................................           (56)             (32)
Share in profits (losses) of
     associated companies .....................        (2,388)             211
                                                  ----------------------------
Loss from continuing operations of the
     companyand its subsidiaries ..............        (1,282)          (3,752)
Profit (Loss) from discontinued operations ....         2,972           (1,169)
                                                  ----------------------------
Net income (loss) .............................        $1,690          $(4,921)
                                                  ============================
Other comprehensive imcome (loss):
   Translation adjustments ....................           148              246
   Unrealized income (loss) on marketable
     securities and others ....................           580             (311)
                                                  ----------------------------
Other comprehensive income (loss) .............           728              (65)
                                                  ----------------------------
Comprehensive income (loss) ...................        $2,418          $(4,986)
                                                  ============================
Profit (Loss) per Common Share:
    Loss from continuing operations:
       Loss per common share - basic                   $(0.20)          $(0.57)
                                                  ============================
       Loss per common share - diluted                 $(0.20)          $(0.57)
                                                  ============================

    Profit (Loss) from discontinued operations:
       Profit (Loss) per common
         share - basic                                 $ 0.46           $(0.18)
                                                  ============================
       Profit (Loss) per common
         share - diluted                               $ 0.46           $(0.18)
                                                  ============================

    Net profit (loss) from:
       Profit (Loss) per common
         share - basic                                 $ 0.26           $(0.75)
                                                  ============================
       Profit (Loss) per common
         share - diluted                               $ 0.26           $(0.75)
                                                  ============================

Weighted average of common shares
       Outstanding ............................     6,528,100        6,528,100
       Diluted ................................     6,528,100        6,528,100


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ICTS INTERNATIONAL N.V.



                                            By: /s/ Avraham Dan
                                               ------------------------------
                                               Avraham Dan, Managing Director

Dated: December 27, 2007